EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Third quarter 2014 Financial Results

YAHUD, ISRAEL, November 20, 2014 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and nine month periods ended September 30, 2014. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

THIRD QUARTER 2014 RESULTS SUMMARY

Revenues for the third quarter of 2014 increased 67% to $21.5 million from $12.8 million for the third quarter of 2013 and increased 32% from $16.2 million in the second quarter of 2014.

Gross profit in the quarter was $10.4 million, or 48.3% of revenues, an increase of 68% compared to gross profit of $6.2 million, or 47.9% of revenues, in the third quarter of 2013. The variance in the gross margin between the quarters reflects changes between products and projects in the revenue mix.

Operating income in the quarter was $2.6 million, compared to an operating loss of $0.1 million in the third quarter of 2013. Operating expenses increased in the quarter, primarily due to an increase in sales and marketing expenses. Marketing and sales expenses increased to $4.9 million in the quarter from $3.4 million in the third quarter of 2013 primarily due to purchase of a fiber-optic security business in the United States in the prior quarter as well as the launch of a number of new products.

Financial income in the quarter amounted to $1.3 million compared to financial expenses of $0.3 million in the third quarter of 2013. The company recorded financial income  as a result of the strong  appreciation of the US Dollar against both the Israeli Shekel and the Canadian Dollar between the end of the second quarter and the end of the third quarter of 2014.

Net income in the quarter was $3.6 million, or $0.22 per share, compared with a net loss of $0.4 million, or ($0.02) per share, in the third quarter of 2013.

Cash and bank deposits net of bank debt as of September 30, 2014 were $25.2 million, or $1.55 per share, compared with cash and bank deposits net of bank debt of $27.4 million, or $1.69 per share, on June 30, 2014. The decrease was primarily due to the increased investment in working capital.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “Our third quarter results demonstrate a very strong jump in revenue sequentially and over the comparable period last year. We saw a strong level of business and improvements in many of the geographic areas in which we operate, in particular North America, Israel, Africa and Mexico. Our increased revenues contributed to our improved gross profit and operating profitability in the quarter. In addition, the increase in financial income due to changes in exchange rates also contributed to our profitability.”

Continued Mr. Livneh, “We saw strong traction amongst customers for our new product releases, especially our optical sensor technology, our new fence mounted copper sensor as well as Roboguard. I am pleased to report that a number of our new products won important industry accolades during the quarter.

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, November 20, 2014, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number. A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com
** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Nine Months Ended September 30,			Three Months Ended September 30,
	2014	2013	% change	2014	2013	% change

Revenue	50,227	38,523	30.4%	21,474	12,838	67.3%
Cost of revenue	28,698	22,545	27.3%	11,111	6,683	66.3%

Gross profit	21,529	15,978	34.7%	10,363	6,155	68.4%
Operating expenses:
Research and development, net	3,515	3,204	9.7%	1,015	1,273	-20.3%
Selling and marketing	12,761	9,676	31.9%	4,881	3,371	44.8%
General and administrative	5,538	5,188	6.7%	1,837	1,635	12.4%
Total operating expenses	21,814	18,068	20.7%	7,733	6,279	23.2%

Operating income (loss)	(285)	(2,090)		2,630	(124)
Financial income (expense), net	1,077	(88)		1,319	(346)

Income (loss) before income taxes	792	(2,178)		3,949	(470)

Tax on income	(314)	(7)		(320)	77

Net income (loss)	478	(2,185)		3,629	(393)

Less - loss attributable to non-controlling interests	55	77		5	77

Net income (loss) attributable to Magal shareholders'	533	(2,108)		3,634	(316)

Basic net earnings (loss) per share	$0.03	$(0.13)		$0.22	$(0.02)

Diluted net earnings (loss) per share	$0.03	$(0.13)		$0.22	$(0.02)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,158,283	16,136,085		16,179,805	16,147,522

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,187,611	16,136,085		16,207,140	16,147,522

	Nine Months Ended September 30		Three Months Ended September 30
	2014%	2013%	2014%	2013%

Gross margin	42.9	41.5	48.3	47.9
Research and development, net as a % of revenues	7.0	8.3	4.7	9.9
Selling and marketing as a % of revenues	25.4	25.1	22.7	26.3
General and administrative as a % of revenues	11.0	13.5	8.6	12.7
Operating margin	Na	Na	12.2	Na
Net margin	1.1	Na	16.9	Na

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$20,234	$32,235
Short-term bank deposits	6,751	6,147
Restricted deposits	5,700	6,101
Trade receivables, net	19,840	12,634
Unbilled accounts receivable	2,584	2,388
Other accounts receivable and prepaid expenses	2,535	2,379
Inventories	8,323	8,352
Deferred income taxes	553	599

Total current assets	66,520	70,835

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	340	690
Long-term deposits and restricted bank deposits	56	35
Severance pay fund	2,455	2,589
Deferred income taxes	43	46

Total long-term investments and receivables	2,894	3,360

PROPERTY AND EQUIPMENT, NET	6,539	7,280

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	10,023	6,312

TOTAL ASSETS	85,976	$87,787

	September 30,	December 31,
	2014	2013

CURRENT LIABILITIES:

Short-term bank credits	$5,414	$5,764
Current maturities of long-term bank debt	500	506
Trade payables	5,099	3,916
Customer advances	2,957	4,226
Other accounts payable and accrued expenses	9,610	9,431
Deferred income taxes	54	34

Total current liabilities	23,634	23,877

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,539	1,912
Deferred income taxes	1,127	301
Accrued severance pay	3,956	4,157

Total long-term liabilities	6,622	6,370

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
September 30, 2014 and December 31, 2013;
Issued and outstanding: 16,269,022 shares at September 30, 2014
and 16,147,522 shares at December 31, 2013	4,935	4,901
Additional paid-in capital	69,099	68,371
Accumulated other comprehensive income	6,100	7,114
Foreign currency translation adjustments (Company's stand alone
financial statements)	(752)	1,349
Accumulated deficit	(23,647)	(24,180)

Total shareholders' equity	55,735	57,555
Non controlling interest	(15)	(15)

TOTAL SHAREHOLDERS' EQUITY	55,720	57,540

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,976	$87,787